1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 3, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/04/2016

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Yanzhou Coal Mining Company Limited

Date Submitted	03/05/2016

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code:	600188 (Shanghai Stock Exchange)	Description:	A Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	2,960,000,000	RMB 1.00	RMB 2,960,000,000

Increase/(decrease)	0		0

Balance at close of the month	2,960,000,000	RMB 1.00	RMB 2,960,000,000

(2) Stock code:	01171	Description:	H Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	1,958,400,000	RMB 1.00	RMB 1,958,400,000

Increase/(decrease)	0		0

Balance at close of the month	1,958,400,000	RMB 1.00	RMB 1,958,400,000

2. Preference Shares

Stock code :	—	Description :	—

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	—	—	—

Increase/(decrease)	—		—

Balance at close of the month	—	—	—

3. Other Classes of Shares

Stock code :	—	Description :	—

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	—	—	—

Increase/(decrease)	—		—

Balance at close of the month	—	—	—

Total authorised share capital at the end of the month (State currency):	RMB 4,918,400,000

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)
	A Shares	H Shares
Balance at close of preceding month	2,960,000,000	1,958,400,000	—	—

Increase/ (decrease) during the month	0	0	—	—

Balance at close of the month	2,960,000,000	1,958,400,000	—	—

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)

Total A. (Ordinary shares)
(Preference shares)
(Other class)

Total funds raised during the month from exercise of options (State currency)

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )

2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total C. (Ordinary shares)
(Preference shares)
(Other class)

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
shares (Note 1)

2.

( / / )
shares (Note 1)

3.

( / / )
shares (Note 1)

Total D. (Ordinary shares)
(Preference shares)
(Other class)

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price:	State currency	Class of shares issuable (Note 1) Issue and allotment date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

2. Open offer	At price:	State currency	Class of shares issuable (Note 1) Issue and allotment date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

3. Placing	At price:	State currency	Class of shares issuable (Note 1) Issue and allotment date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

4. Bonus issue			Class of shares issuable (Note 1) Issue and allotment date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price:	State currency	Class of shares issuable (Note 1) Issue and allotment date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

6. Repurchase of shares			Class of shares repurchased (Note 1) Cancellation date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

7. Redemption of shares			Class of shares redeemed (Note 1) Redemption date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

8. Consideration issue	At price:	State currency	Class of shares issuable (Note 1) Issue and allotment date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation			Class of shares issuable (Note 1) Issue and allotment date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

10. Other (Please specify)	At price:	State currency	Class of shares issuable (Note 1) Issue and allotment date: (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	0

	(2)	0

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		—

Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		—

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

Remarks (if any):

Submitted by:	Jin Qing Bin

Title:	Joint Company Secretary
(Director, Secretary or other duly authorised officer)

Notes:

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC